UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-34073

HUNTINGTON BANCSHARES INCORPORATED

(Exact name of registrant as specified in its charter)

Huntington Bancshares Incorporated

41 South High Street

Columbus, Ohio 43287

(614) 480-2265

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Depositary Shares (each representing a 1/40th interest in a share of

5.875% Series C Non-Cumulative, perpetual preferred stock)

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share

Depositary Shares (each representing a 1/40th interest in a share of 4.500% Series H Non-Cumulative, perpetual preferred stock)

Depositary Shares (each representing a 1/1,000th interest in a share of 5.70% Series I Non-Cumulative, perpetual preferred stock)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Huntington Bancshares Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 25, 2021	HUNTINGTON BANCSHARES INCORPORATED

	By:	/s/ Jana J. Litsey
	Name:	Jana J. Litsey
	Title:	General Counsel